PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

American Legacy Network Corp

41 Del Rey Drive, Suite #1
Mount Vernon, NY 10552

www.americanlegacynetwork.tv



100 shares of **Common** Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum 10,000* shares of Common Stock ($1,000,000)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 100 shares of Common Stock ($10,000)

Company	American Legacy Network Corp.
Corporate Address	41 Del Rey Drive, Suite #1, Mount Vernon, NY 10552
Description of Business	American Legacy Network is a black history streaming video service (similar to Netflix). Content includes films, documentaries and original programming.
Type of Security Offered	Common Stock (the "Shares" or "Securities")
Purchase Price of Security Offered	$100 per share
Minimum Investment Amount (per investor)	$200

The 10% Bonus for StartEngine Shareholders

American Legacy Network Corp will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 10 shares of Common Stock at $100 / share, you will receive 1 Common Stock bonus share, meaning you'll own 11 common stock shares for $1,000. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).


THE COMPANY AND ITS BUSINESS


The company's business

Description of Business

American Legacy Network Corp. is a video streaming service whose content focus is African-American history and culture. Subscribers to American Legacy Network (ALN) have access to classic black films and documentaries, original programming and scripted dramas. The company launched a web/mobile version of the network (www.americanlegacynetwork.tv) on August 1, 2018 and will add an app version in November/December 2018 that will the network to be available via Roku TV, Amazon TV, Apple TV, Android TV and iOS. The company will develop distribution partnerships with cable providers seeking to expand their direct to consumer OTT products. The company projects it will reach 250,000 subscribers (each paying $3.99 per month) by July 2020. Projected revenue is $8.3 million with production & operating expenses projected to be $5.1 million.

Customer Base/Target Audience

The market for American Legacy Network is very large and international. Core demographics are 18-39 (12%) 40-64 (88%), female (60%), HHI $100K-124K (25%), Employed F/T (49%). Important characteristics include consumers interested in African-American history and culture content and heritage preservation. Target customer segments include American Legacy magazine readers (2 million), film and film history magazine readers, online viewers of rare and genre film, handheld digital device owners, Cable TV customers, African-American church members, readers of history magazines, consumers who have streamed American Legacy content, young adults (millennials) who are interested in learning more about their heritage; teachers and college professors and users of online app distributors.

Competition

Competitors include video streaming services i.e. Netflix, Hulu and other streaming services in general. American Legacy Networks content focus is African-American history and culture.

Litigation and Liabilities

None

The team

Officers and directors

Rodney J. Reynolds	Founder, CEO and Director

Rodney J. Reynolds
Rodney J. Reynolds is the founder of American Legacy Network. Mr. Reynolds also founded American Legacy Magazine in 1995 in a joint venture with Forbes Magazine where he served as publisher until December 2011. Mr. Reynolds also served as President of RJR Communications from 1992 - 2017. He currently is the Founder, CEO, and Director of American Legacy Network Corp. working full time from February 2017 to present. His publishing partnership with Forbes bought him national recognition for his ingenuity and inventiveness in publishing. Mr. Reynolds embarked on his first publishing venture in 1980. He has over 38 years experience in the media and communications industry. In 1984 Mr. Reynolds joined Wesley & Associates as an Account Executive. In 1986, Mr. Reynolds became Senior Vice President and Partner of the advertising agency before founding Renaissance Magazine in 1989, New Visions Magazine in 1990, and eventually American Legacy Magazine in 1995.

Number of Employees: 1

Related party transactions

The company received an advance from a shareholder. The company has no additional related party transactions.


RISK FACTORS


These are the principal risks that related to the company and its business:

- **Speculative shares involving a high degree of risks** These are speculative shares involving a high degree of risk. A purchaser must continue to bear the economic risk of the investment for an indefinite period of since there is no readily available market for these shares.
- **Financial projections are an estimate** There can be no assurance that the company will meet its projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and American Legacy Network has priced the its streaming service at a level that allows the company to make a profit and still attract business.
- **Share offering price has been arbitrarily and unilaterally determined** No market presently exits for these shares and there can be no assurance that such a market will exist after this offering. The share offering price has been arbitrarily and unilaterally determined by the Company, and bears no relationship to earnings,

book value, or other recognized criteria for value

- **You could lose your entire investment** These shares are suitable only for individuals and organizations that have no need for immediate liquidity in their investments. The shares are speculative, have a high degree of risk and are not freely transferable.

- **Third party participation** We rely on third parties to provide a variety of essential business functions for us including, website design and functionality. It is possible that these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects in delivering our product to customers. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

- **Issuing more equity to raise working capital may dilute your ownership interest** We may have the need to raise additional capital. Issuing more equity could require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors.

- **Our new streaming service product could fail to achieve the traction we've projected** Our growth projections are based on the assumption that we will be able to successfully launch a streaming service product and that it will be able to gain traction in the marketplace. It is possible that our new product will fail to gain market acceptance for any number of reasons. If the new product fails to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

- **We could fail to achieve the growth rate we expect even with additional investments** We expect to generate a significant amount of growth from the investments we will make into marketing the streaming service following this offering. However, it is possible that price is not as significant an issue as we thought. As a result, for that, or some other reason, our marketing efforts may not generate a significant increase in sales volume. If this is the case, we may be forced to cease this additional marketing spend and reduce our growth rate. A slower growth rate will lengthen the time it takes for us to achieve our revenue goals and reduce the value of the Company, thereby reducing the value of your investment.

- **Interruptions or performance problems associated with our software solutions, platforms and technology may adversely affect our business and operating results.** Our business will depend in part on the ability of our potential customers to access our platform at any tie. Our platform is proprietary, and we will rely on the expertise of members of our software development teams for its performance. We may in the future experience disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, capacity constraints due to an overwhelming number of users accessing our platform simultaneously, denial of service attacks, or other security related incidents. In some instances, we may not be able to identify the cause or causes of these performance problems within and acceptable period of time. If our platform is available or if our users are unable to access it within a reasonable amount of time or at all, our business would be harmed. In addition, our infrastructure does not currently include the real-time mirroring of data. Therefore, in the event of any factors described above, or other failures of technologies our business may be adversely affected and harm our operating results.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Rodney J. Reynolds, 100.0% ownership, Common Stock

Classes of securities

- Common Stock: 15,000

   The Company is authorized to issue up to 30,000 shares of Common Stock. There are a total of 15,000 shares currently outstanding.

   #### Voting Rights

   The holders of shares of the Company's Common Stock, $.01 par value per share are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

   #### Dividend Rights

   The holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time.

   #### Rights to Receive Liquidation Distributions

   In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of

Company liabilities.

What it means to be a Minority Holder

As a minority holder of Common Stock in the Company, you will have limited ability, if all, to influence our policies or any other corporate matters, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment) or an employee exercising stock options.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-08-31.

Financial Condition

Results of Operation

American Legacy Network(ALN) officially launched on August 1, 2018. The revenue generated to date has been achieved through subscriptions to the network. We will expand our marketing efforts to convert new subscribers as we raise new capital via this offering. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we will reach our subscription and revenue projections and can operate for 18 months. We anticipate reaching 5,000 subscribers by the end of 2018, average 31,000 subscribers during 2019, average 175,000 subscribers in 2020 and average 800,000 subscribers in 2021. Major expenses over the initial 18 months will include app development & platform infrastructure/maintenance (Unreel.me), content acquisition and original program development and marketing, all of which are included in our financial projections.

Financial Milestones

Management currently forecasts 3 year projections for the Company. Year 1 revenue projections are $2.3 million with production & operating expenses of $4.4 million (net income -$2.2 million) with an average of 31,000 monthly subscribers. Year 2 revenue projections are $8.4 million with production & operating expenses of $5.1 million (net income $3.2 million) with an average of 175,000 monthly subscribers, and Year 3 revenue projections are $37 million with production & operating expenses of $5.8 million (net income $31.8 million) with an average of 800,000 monthly subscribers. The company is projecting it will generate positive net income beginning in Year 2. An anticipated distribution and marketing partnership with Verizon Fios that would begin in Q1 2019 will enhance ALN's visibility within the marketplace and provide greater opportunities for management to reach its financial and subscription goals. In addition, ALN management will enter into discussions with other cable companies regarding the development of similar distribution and marketing partnerships.

Liquidity and Capital Resources

The company is seeking an infusion of new capital to continue business operations for American Legacy Network(ALN) following its official launch on August 1, 2018. If the company is successful in this offering, we may, in the future seek to raise capital under another crowdfunding offering, equity or debt issuance, or any other method available to the company for consideration. Management anticipates that the capital being raised via this offering will allow it to operate for up to 18 months. While major expenses during this time period will include content acquisition and original program development, the company will have the flexibility to adjust these expenses depending on the subscription level reached during the course of each year and the minimum or maximum level reached via this offering.

Indebtedness

The Company has not had any material terms of indebtedness.

Recent offerings of securities

None

Valuation

$1,500,000.00

We have not undertaken any efforts to produce a valuation of the Company. The valuation reflects the opinion of the board as to what would be a fair market value. The Company has based this opinion on the strength of its intellectual property which includes content that it currently owns and has produced, business model, brand recognition, product offering, the experience of the management team, and market size.

USE OF PROCEEDS

	Offering Amount Sold (Minimum)	Offering Amount Sold (Maximum)
Total Proceeds:	$10,000	$1,000,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$[600]	$[60,000]
Net Proceeds	$9.400	$940,000
Use of Net Proceeds:		
R&D & Production	$6,100	$610,000
Marketing	$1,500	$150,000

Working Capital	$1,800	$180,000
Total Use of Net Proceeds	$9,400	$940,000

We are seeking to raise a minimum of $10,000 and a maximum of $1,000,000 in this offering through Regulation Crowdfunding. If we raise the maximum amount of $1,000,000, management believes the amount will allow ALN to operate up to 18 months generating no revenue. Plans to utilize the net proceeds of approximately $940,000 over the course of that time are as follows:

Content Development & Acquisition- $550,000 ($350,000 would be utilized to develop and create original programming for ALN. Those programs would include *Say It Loud*, *Conversations With Greatness*, *Black Treasure with Robin Myers* and *The American Legacy Challenge* Game Show in addition to several sports oriented specials i.e. *Rivalries 3.0.* $200,000 would be utilized to acquire/license already produced content including classic black films and black history documentaries.)

Network Development - $60,000 (This expense includes fees associated with the app development and infrastructure maintenance for ALN that would be paid to ALN's third party provider Unreel.me.)

Marketing/Promotion- $150,000 (This expense includes fees associated with the execution of ALN's marketing plan to convert subscribers via general and sponsored posts on social media platforms i.e. Facebook, Twitter and Instagram. Email campaigns, print ads, sponsorships, and postcard distribution targeting American Legacy magazine's readers [over 2 million] and church distribution. Radio advertisement is select markets will also be explored.)

Working Capital- $180,000 (Includes G&A expenses i.e. salaries, telephone, T&E, supplies, postage, professional fees)

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at www.americanlegacynetworkcorp.com in the section labeled annual report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR American Legacy Network Corp

[See attached]

I, Rodney J. Reynolds, the Founder & President of American Legacy Network Corp, hereby certify that the financial statements of American Legacy Network Corp and notes thereto for the periods beginning July 11, 2018 and ending August 31, 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

American Legacy Network Corp. was not in existence for the previous tax year.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the September 7, 2018.

_____ (Signature)

Founder & President (Title)

September 7, 2018 (Date)

American Legacy Network Corp.
Financial Statements
July 11th To August 31st 2018

J & J Enterprises
Public Accountants

J&J ENTERPRISES-ACCOUNTING & TAX SERVICES

1662 Route 300 Suite #151 /Phone # 1-914-410-3299 /fax #1-845-566-0055/email jjfiske@aol.om

September 7, 2018

41 Del Rey Drive Suite #1
Mt. Vernon, N.Y. 10552

Dear Mr. Rodney Reynolds, President

     I have compiled the accompanying Balance Sheet from July 11, 2018 to August 31, 2018 and the related Statements of Operations for the month ended. The Financial Statements are prepared in accordance with standards accomplished by the American Institute of Certified Public Accountants.

  A compilation is limited to presenting in the form Financial Statements, information that is representation of management. I have not audited or reviewed the accompanying Financial Statements and accordingly do not express an opinion on them.

--

Respectfully, submitted
J & J Enterprises

Table of Contents

American Legacy Network Corp.

41 Del Rey Drive Suite 1
Mt. Vernon, New York 10552

Balance Sheet

July 11th 2018 To Month Ending August 31st 2018

Assets

- Current Assets:

Cash in Bank	$ 500.00	
Loan from Shareholder	$ 26,942.00	
		$ 27,442.00

- Fixed Assets

TOTAL ASSETS: **$ 27,442.00**

Liabilities & Capital

- Current Liabilities:

Accounts payable	$ 8,200.00	
		$ 8,200.00

- Equity:

Shareholders Equity	$ 49,597.73	
Profit/Loss	($ 30,355.73)	$ 19,242.00

TOTAL LIABILITIES & CAPITAL   **$ 27,442.00**

American Legacy Network Corp
Financial Statements
July 11th 2018 To August 31st 2018

Income:

Revenue	$ 150.82	
Less: Cost of Goods Sold	$ 21,150.00	
Gross Profit		($ 20,999.18)

Operations Expenses:

Adv & Promotion	$ 2,950.05	
Content Acquisition	$ 439.00	
Marketing Services	$ 150.00	
Postage	$ 93.80	
Printing	$ 215.00	
Professional Fees	$ 370.00	
Travel Expenses	$ 1,074.06	
Telephone	$ 4,000.00	
TOTAL:	$ 9,291.91	
		($ 30,291.09)

Other Deductions

Depreciations		(0)
Unreel	($ 64.64)	
TOTAL:		($ 64.64)
Net Profit Before Tax		($30,355.73)
Income Taxes		$---0----
Net Profit / Loss		($30,355.73)

American Legacy Network Corp.

Statement of Cash Flows

July 11ᵗʰ To August 31ˢᵗ 2018

Operating Activities	
Net Income	$150.82
Increase for Accounts Receivable	0
Increase in Inventory	0
Cash Provided (used in operating activities)	$150.82
Investing Activities	0
Financing Activities	
Loan by Shareholder	$26,942.00
Net Increase in Cash	($26,791.18)
Cash at Beginning of Year	0
Cash at August 31, 2018	($26,791.18)

American Legacy Network Corp.

41 Del Rey Drive Suite 1
Mount Vernon, New York 10552
Statement of Shareholder's Equity
July 11th 2018 To Month Ending August 31st 2018

Shareholder's Equity at July 11, 2018

Shareholder Investment	$49,597.73
Net Income	($30,355.73)
Total	$19,242.00

Shareholder's Equity at August 31, 2018 $19,242.00

American Legacy Network Corp.
August 31, 2018

NOTE 1: NATURE OF OPERATIONS

American Legacy Network Corp. was formed on July 11, 2018 in the State of New York. The financial statements of American Legacy Network Corp. were prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Mount Vernon, NY. The corporation is a black history subscription video on demand (SVOD) service.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near time.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

Revenues and costs are recognized under the accrual basis of accounting for both financial statement presentation and for tax purposes. Revenue is derived from paid subscriptions to the streaming service American Legacy Network.

Concentration of Credit Risk

The Company will maintain its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3: DEBT

We currently have no debt.

NOTE 4: COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5: STOCKHOLDER'S EQUITY

We have authorized the issuance of 30,000 shares of our common stock with par value of $.01. As of August 31, 2018 the company has issued 15,000 shares of our common stock.

NOTE 6: RELATED PARTY TRANSACTIONS

The Company has received an advance from a shareholder. There are no additional related party transactions.

NOTE 7: SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after August 31st, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

start engine   What's New ▾   Discover Investments   Edit My Campaign   Launch an ICO NEW   Blake A. ▾

American Legacy Network is pending **StartEngine Approval.**


CONVERSATIONS WITH LIVING LEGENDS

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Investors

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American Legacy Network
Black History Streaming Video Service
Small OPO · Mount Vernon, NY · Media
Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share

American Legacy Network...Black History Made Every Day!

Invest in American Legacy Network

"The preservation of African-American history is our collective responsibility. Now more than ever before we must strive every day to hold our history in trust for the unborn."

Rodney J. Reynolds
Founder, American Legacy Network


Legacy
American Legacy

For over 23 years, the mission of the American Legacy brand (magazine, board game, mobile truck exhibit, black history curriculum guide and television program) has been to **preserve and celebrate African-American history and culture.** American Legacy has been a catalyst in preserving the African-American experience in America. **Our transition to television is the next step in the brand's evolution.**

Why American Legacy Network? Simply put, to our knowledge there is currently no network on television today that is totally dedicated to celebrating African-American history and culture on a consistent basis. American Legacy Network will fill the void **with content designed to inspire, empower and educate the black community, especially our youth in America.** ALN will be a network that the entire family can enjoy.

We invite you to join American Legacy Network as we celebrate and preserve our rich and noble history!

"Our nation needs more services that provide valuable and differentiated content instead of just another copycat product."

Major Cable Provider Content & Acquisition Executive


AMERICAN LEGACY

Alissa Henry, host of ***Your Black History News Updates***!

The Offering

Investment

$100 / share of Common Stock | When you invest you are betting the company's future value will exceed $1.6M.

Minimum Investment: $200

This Offering is eligible for the
StartEngine Owners' 10% Bonus.

For details on the bonus, please see the ***Offering Summary*** *below.*

Development Stage

The company launched a web/mobile version of the network (www.americanlegacynetwork.tv) on August 1, 2018 and will add an app version in November/December 2018 that will allow the network to be available via Roku TV, Amazon TV, Apple TV, Android TV and iOS. The company will develop distribution partnerships with cable providers seeking to expand their direct to consumer OTT products.

The Mission of American Legacy Network is to broaden the knowledge and enhance the awareness of African-American history among all Americans. Our strategic goal is to become the leading diversified media company!

Here's What We've Accomplished!

In 1995 Rodney J. Reynolds launched *American Legacy* magazine in a joint venture with American Heritage, a division of Forbes, Inc. which lasted nearly 14 years until the Forbes, Inc. business was partially sold to a PE company. Reynolds has developed ALN OTT (Over The Top) based on the magazine he founded. Over the past year we have developed content to reach our target audience...content that has been well received!

Here's what viewers are saying about American Legacy Network:

"This is a great venture! It is easy to navigate...this is black history at its finest!"

"An interesting history inviting site....love it!!"

"This is absolutely great to see, I am excited about seeing more of what's to come. Best of luck!"

"This is a black history channel!"


AMERICAN LEGACY

Rodney J. Reynolds, Founder


THE BLACKOUT GAME
NYC Ball | History | Culture

American LegacySPORTS presents The Blackout Game!

American Legacy Network will include the following content:

- Classic Black Films & Historical Documentaries that ALN licenses from outside content sources and independent producers
- *Conversations With Greatness* hosted by JP Reynolds
- *Black Treasure* with Robin Myers
- *Your Black History News Updates*
- *American LegacySPORTS presents*
- *Talking Bout The Blues*
- Plus programs featuring domestic and international travel, food, scripted dramas, livestreamed cultural events and much more!

Our Products


THE BUFFALO SOLDIERS

DOCUMENTARY SPECIAL



Black Treasure with Robin Myers!

American Legacy Network will be appealing to viewers across all age levels, ethnicity, income levels and educational background. The core demographic is as follows:

- 60% female/40% male
- Age 18-39(12%)
- Age 40-64(88%)
- HHI $100K- $124K(25%)
- Employed F/T(49%)
- 100% want access to a black history channel
- 44% access content via mobile device,computer,streaming service

Source: SurveyMonkey June 2017

How ALN Is Different From Other Streaming Services

Competitors of ALN include all current video streaming services in the marketplace such as Netflix and Hulu. **The competitive advantage ALN has is its content focuses on African-American history and culture.** The American Legacy brand has been around for 23 years and established brand equity within the community. In its marketing efforts it will target the more than 2 million readers of the magazine.



Say It Loud!

Classic Black Films & Documentaries!






Our Market and Industry



Viewing Habits Are Changing

In our opinion the media market is continuing to grow steadily and the online sector is expanding the fastest. The home entertainment market is in a state of rapid and extensive change due to the numerous options created by cord-cutting and new devices. The control of content and viewing has shifted from a mass market model where the content owners were in control, to a user centric model where the user has control of what they view and when they view it. ALN will provide those consumers interested in content focused on African-American history and culture a

Source: Ericsson TV & Media Study (2016)

viable option to access for their VOD needs. In our opinion Over The Top (OTT) viewing of television and movies streamed to a device with a broadband connection to the internet is rapidly growing. The ALN distribution model is similar to that being used by Netflix, Hulu and others.

Cord-cutting is encouraged by services such as Roku which enables viewers to stream content from the internet onto their television, and AppleTV which also enables users to connect their televisions to the internet and stream content into their living rooms. We believe consumers are substituting cheaper broadband services for the expensive monthly cable services.



Now that consumers are able to choose what they want to watch and when they want to, the online entertainment market has grown rapidly and it has fragmented. For much less than they pay for a monthly cable TV subscription, consumers can buy content from a number of different sources and fully satisfy their entertainment needs. Netflix has proven that a low-cost monthly subscription sold on a 'til forbid basis and paid via credit card encourages end users to stay members. Many find that by cutting cords they lose little of what they desire and open themselves up to discovering more paid sources of content (like Netflix, Hulu, and Amazon). In our opinion this causes them to make a lower cost commitment. Like the other low priced services, ALN is tailored to meet the demand of the new user centric market.

Legacy
BLACK
BRIGADE

Viewers can watch ALN via their television, web & mobile devices

Strong Growth Forecast

According to the McKinsey & Company Global Media Report 2015 broadband expansion will drive overall digital spending. Digital spending as a whole, according to McKinsey, will increase at a 9.5 percent Compound Annual Growth Rate, well above the 1.7 percent projected for non-digital spending. The digital components of the market will generate 82 percent of the total increase in media spending, surpassing the non-digital components in 2019 and accounting for 50.3 percent of global media spending.

What Makes Our Team Special



Woman
American Legacy
LEGACY
X
LEGACY
Belafonte's Buried Treasure

The American Legacy Network team is led by Rodney J. Reynolds who in 1995 developed a joint venture with American Heritage, a division of Forbes, Inc. to launch *American Legacy* magazine which brought him national recognition for his ingenuity and inventiveness in publishing. The magazine achieved a readership of over 2 million over a 15 year period. Reynolds will lead a team of individuals with deep experience in media and technology and financial services.

Invest in ALN Today!

Companies of all types--large and small, established and just starting out--with content that centers on a specific theme can now compete for a segment of the overall entertainment and information market that was once controlled only by larger players. Cloud technology and the proliferation of digital devices have made it easier for content owners and developers with libraries of video and filmed entertainment assets to sell directly to end users. End users are choosing their own schedules for viewing content from a growing number of choices for online services. Consumers interested in African-American history oriented content now have a choice. **That choice is American Legacy Network (ALN)!**

You now have an opportunity to become a stakeholder in an online platform that is not only entertaining; it is inspiring and empowering.

Join ALN today and make a difference in America!



AMERICAN LEGACY



American Legacy Magazine Launches!

February 1995

Rodney Reynolds publishes the pilot issue of American Legacy magazine in a joint venture with Forbes Magazine!



American Legacy Launches Syndicated TV Program!

February 2001

American Legacy launches a syndicated TV program based on the magazine's editorial.

American Legacy Jr.!

February 2003

American Legacy publishes supplement titled American Legacy, Jr. to reach school aged children.



American Legacy Woman Launches!









WOMAN
Harmony

November 2004

American Legacy publishes American Legacy Woman (ALW) supplement to reach African-American women.



American Legacy Launches Mobile Truck Exhibit!

February 2008

American Legacy converts 18-wheel truck into a mobile museum that travels across America.

American Legacy Network!

August 2018

OTT network launches to stream African-American history oriented content to viewers.



Launched on StartEngine

October 2018

Now YOU can own a part of our company!

ALN launches on Verizon Fios

January 2019

ALN will become available to subscribers via Verizon Fios direct to consumer product. (ANTICIPATED)

ALN Reaches 250,000 Subscribers!

BLACK
BRIGADE

July 2020

ALN projects reaching 250,000 subscribers to its network. (ANTICIPATED)

In the Press







New Streaming Service Gives Unheard Of Access To Black Culture

Black Entrepreneur Launches African-American Streaming Service

New Streaming Service, Classic Black Films, Documentaries and More

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Meet Our Team





Rodney J. Reynolds
Founder, CEO and Director

Rodney J. Reynolds is the founder of American Legacy Network. Mr. Reynolds also founded American Legacy Magazine in 1995 in a joint venture with Forbes Magazine where he served as publisher until December 2011. Mr. Reynolds also served as President of RJR Communications from 1992 - 2017. He currently is the Founder, CEO, and Director of American Legacy Network Corp. working full time from February 2017 to present. His publishing partnership with Forbes bought him national recognition for his ingenuity and inventiveness in publishing. Mr. Reynolds embarked on his first publishing venture in 1980. He has over 38 years experience in the media and communications industry. In 1984 Mr. Reynolds joined Wesley & Associates as an Account Executive. In 1986, Mr. Reynolds became Senior Vice President and Partner of the advertising agency before founding Renaissance Magazine in 1989, New Visions Magazine in 1990, and eventually American Legacy Magazine in 1995.



Keith T. Clinkscales
Operations Consultant

Mr. Clinkscales is the Founder of First World Media and most recently is the former CEO of REVOLT Media & TV, a post he assumed in 2013 after being appointed by REVOLT Founder and Chairman Sean Combs.



Clayton Banks
Technology Consultant

Mr. Banks has been a pioneer in the cable and communications industry for over two decades. Banks is the founder of Ember Media and also the founder of Silicon Harlem.



Carolyn Pellot
Finance Management Consultant

Ms. Pellot has spent over 25 years working in the financial industry, the bulk of which were spent working for Chase Manhattan Bank and prior to Chase she worked at Citicorp as a Vice President of Banking.



St. Clair Davis
Legal Counsel

Mr. Davis spent over 20 years as a legal counsel at The Equitable.



Rodney JP Reynolds
Senior Producer

A graduate of Yale University Mr. Reynolds is a hip hop artist and producer. He is the host and producer of "Conversations With Greatness" and producer of Black Treasure with Robin Myers! Mr. Reynolds focus for ALN will be the development of content and programming to reach millennials.



R. Joshua Reynolds
Social Media/Marketing Manager

A graduate of Boston University Mr. Reynolds is a social media and communications specialist. Mr. Reynolds has also been instrumental in the development of several marketing initiatives for ALN to reach millennials.



Marsha Barrett
ALN Production Partner/Mills James Productions

Ms. Barrett oversees corporate partnerships at Mills James Productions. For more than three decades Mills James has been helping some of the country's biggest brands plan, develop and execute videos that have shaped, driven and celebrated their growth.



Scott Lanum
ALN Production Partner/Mills James Productions

Mr. Lanum oversees operations at Mills James Productions. For more than three decades Mills James has been helping some of the country's biggest brands plan, develop and execute videos that have shaped, driven and celebrated their growth.



Jeff A. Watkins
ALN Production Partner

Mr. Watkins is a experienced producer who has worked will ALN on several projects including "The Blackout Game", "Say It Loud" and the upcoming "Rivalries 3.0" video series.

Offering Summary

Maximum 10,000* shares of Common Stock ($1,000,000)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 100 shares of Common Stock ($10,000)

Company	American Legacy Network Corp.
Corporate Address	41 Del Rey Drive, Suite #1, Mount Vernon, NY 10552
Description of Business	American Legacy Network is a black history streaming video service (similar to Netflix). Content includes films, documentaries and original programming.
Type of Security Offered	Common Stock (the "Shares" or "Securities")
Purchase Price of Security Offered	$100 per share
Minimum Investment Amount (per investor)	$200

The 10% Bonus for StartEngine Shareholders

American Legacy Network Corp will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 10 shares of Common Stock at $100 / share, you will receive 1 Common Stock bonus share, meaning you'll own 11 common stock shares for $1,000.   Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT (Exhibit D)

Video #1

American Legacy began in 1995 as a magazine that celebrated African American history and culture, over the course of 15 years American Legacy published over 60 magazine issues which produced the content library of over 1200 articles. We have launched multiple brands like the American Legacy board game and have hosted numerous innovative experiences like the mobile truck museum.

And now American Legacy Network will carry the torch. No other platform exists where you can see how black history was made in the past and how black history is still being made today. In addition to classic black films and documentaries based on our one of a kind content library, we'll bring inspiring original programming directly to all of your devices. With our focus on intergenerational black history, American Legacy Network will reach baby boomers all the way down to millennials. We'll reach a diversified black audience with an entertaining and educational platform, an experience the entire family can enjoy. American Legacy Network, Black History Made Every Day.

Video #2

Hi I'm Alyssa Henry and you're watching Your Black History News on American Legacy Network, powered by Toyota, Let's Go Places! Today, American Legacy Network remembers jazz musician and entertainer Valaida Snow. Born in Chattanooga, TN, Snow learned to play cello, bass, banjo, violin, harp, clarinet, trumpet and saxophone by the age of 15. After focusing on the trumpet, she became known as little Louie, after jazz great Louie Armstrong, who used to call her the world's second best jazz trumpet player. Snow performed concerts throughout the United States, Europe and China. In the 1930's she was the toast of London and Paris. Valaida Snow died of a brain hemorrhage on May 30th, 1956 in New York City backstage during a performance.   To watch classic black films, documentaries and much more, stay tuned for the launch of American Legacy Network, Black History Made Every Day.

Video #3

Hi, I'm Rodney J. Reynolds, founder of American Legacy Network. We're really excited to bring quality black history programming for the entire family to television. On American Legacy Network you'll be able to watch original programs like Conversations With Greatness hosted by JP Reynolds, and Black Treasure with Robin Myers, and classic black films like Mark of The Hawk and The River Niger in addition to documentaries like NESHOBA and Whispers of Angels, scripted dramas and much more. And we'll keep you up to date on black history news and events taking place across the country with our daily Your Black History News Updates. So stay tuned for the launch of American Legacy Network, Black History Made Every Day.

Video #4

It's ok, I think it's in our DNA, to know that it's ok to co-conspire and create something really cool. That you don't have to do it in isolation, just with your young folks, and just with. you know everybody, I think that's western culture and kinda divisive, we know what the vision is really good for, but when we come together and know that we can interface and enjoy those heirlooms and begin to know why it's important to us and how it fortifides us, but then our younger generation can say yeah, but we have this new idea, let's create this concept, what do you think about this? I'm going to move move forward with this, I'm going to plant myself in my own community. So that, I see an opportunity, there's too many vancancies, so when I see that, I see opportunity. That's when we're really living, and that's when we're really thriving and that's when we're really leaving a legacy. I'm Robin Myers, it's all about what we have and what we can do with it!

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